UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the Year ended December 31, 2023

Commission file number 001-14905

BENJAMIN MOORE & CO.

DEFERRED SAVINGS AND INVESTMENT PLAN

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Consent of Independent Registered Public Accounting Firm

(b)	Financial Statements – See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PLAN:	BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

PLAN
ADMINISTRATOR: BENJAMIN MOORE & CO.

By: /s/ Jeanie West
Jeanie West

Date: June 18, 2024

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-64284 on Form S-8 of Berkshire Hathaway Inc. of our report dated June 18, 2024, relating to our audit of the financial statements and supplemental schedule of the Benjamin Moore & Co. Deferred Savings and Investment Plan, which appears in this Annual Report on Form 11-K of Benjamin Moore & Co. Deferred Savings and Investment Plan for the year ended December 31, 2023.

/s/ Freed Maxick CPAs, PC

Buffalo, New York
June 18, 2024

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Administrative Committee, Plan Administrator, and Plan Participants of

Benjamin Moore & Co. Deferred Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Benjamin Moore & Co. Deferred Savings and Investment Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Freed Maxick CPAs, PC

We have served as the Plan’s auditor since 2022.

Buffalo, NY

June 18, 2024

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2023	2022
Assets:
Investments at fair value:
Mutual Funds	$186,788,820	$148,744,822
Berkshire Hathaway Stock Fund	34,057,523	30,808,626
Common Collective Trust Funds:
Schwab Indexed Retirement Funds	98,981,488	80,390,412
Morley Stable Value Fund	28,953,482	31,105,570

Total Investments at Fair Value	348,781,313	291,049,430

Receivables:
Employer contributions	1,519,140	1,940,638
Participant contributions	-	274,740
Notes receivable from participants	4,970,567	4,444,405

Total Receivables	6,489,707	6,659,783

Net assets available for benefits	$355,271,020	$297,709,213

See accompanying notes to financial statements	2

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2023

2023
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Dividends and interest	$6,537,311
Net realized/unrealized appreciation in fair value of investments	44,926,820

Total Investment Income	51,464,131

Interest income on notes receivable from participants	261,025

Contributions:
Participants	15,247,293
Employer	9,017,500
Participant rollover contributions	2,741,925

Total Contributions	27,006,718

Total Additions	78,731,874

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	21,100,740
Administrative expenses	69,327

Total Withdrawals	21,170,067

Total Deductions	21,170,067

Net increase in net assets available for benefits	57,561,807

Net assets available for benefits, beginning of year	297,709,213

Net assets available for benefits, end of year	$355,271,020

See accompanying notes to financial statements	3

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2023 and 2022

NOTE A - DESCRIPTION OF PLAN

The following description of the Benjamin Moore & Co. Deferred Savings and Investment Plan (the “Plan”) provides only general information. The Participants should refer to the Plan document and subsequent amendments for a more complete description of the Plan’s provisions. The Plan is sponsored and administered by Benjamin Moore & Co. (the “Company”). The Company is a wholly-owned subsidiary of Berkshire Hathaway Inc. (the “Parent”). Charles Schwab Bank (“Schwab”) is the appointed trustee (“Trustee”) and Charles Schwab Corporation – Schwab Retirement Plan Services, Inc. is the recordkeeper of the Plan.

[1]    General:

The Plan is a safe-harbor plan and permits eligible employees of the Company to participate in the Plan on the first day of the month following the date of hire. Also, the Plan accepts “Roth” elective deferrals on behalf of participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Board of Trustees is responsible for oversight of the Plan. The Investment Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Plan’s Board of Trustees.

Participants may contribute amounts representing distributions from other qualified plans. The Plan also permits participants to make voluntary elective transfers of their entire account balance to or from this Plan to or from another qualified section 401(k) plan of the Company. The plan transfer must be made in connection with a participant’s change in employment status which results in the participant not being entitled to additional allocations under the prior plan.

[2]   Investments:

Participants have the option to direct the investment of participant and employer contributions into various investment options offered by the Plan.

[3]   Participant accounts:

Each participant’s account is adjusted for the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings and losses, and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

[4]   Contributions and eligibility:

All employees can voluntarily contribute up to 50 percent of annual compensation, as defined in the Plan document, up to the Internal Revenue Service (“IRS”) maximum allowance. The IRS maximum allowance was $22,500 and $20,500 in 2023 and 2022, respectively. Participants age 50 and older may contribute an additional $7,500 and $6,500 as a catch-up contribution in 2023 and 2022, respectively, resulting in a total pre-tax contribution limit of $30,000 and $27,000 for 2023 and 2022, respectively, for such individuals.

The Plan includes an auto enrollment feature whereby all newly eligible employees shall be automatically enrolled at a deferral rate of 5% within 45 days of their date of hire if they have not voluntarily enrolled prior to that date or affirmatively elected not to participate in the Plan. The Plan also has an escalation provision feature that will increase each year 1% up to 50% of compensation, unless the participant affirmatively elects not to participate.

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2023 and 2022

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

[4] Contributions and eligibility (Continued):

Through December 31, 2023, contributions were matched for 100 percent of the participant directed contribution, up to five percent of eligible earnings. Effective January 1, 2024, the Company will begin matching 100 percent of the participant directed contribution, up to six percent of eligible earnings. Matching contributions are funded each pay period. There is an annual three percent special discretionary contribution to be contributed by the Plan Sponsor for wage and hourly employees employed on the last day of the Plan year and on the retirement date for Retirees who retire within the Plan year. The special discretionary contributions are included in Employer contributions receivable and were $1,125,735 and $1,055,444 as of December 31, 2023 and 2022, respectively.

As stated above, the IRS sets a maximum limit on the amount of pre-tax salary deferrals a participant can contribute each year. If a participant reaches this limit early in the year, the participant will continue to receive the Company matching contributions; however, it is possible that the participant will not receive the maximum Company match for the year or receive an amount over the maximum Company match. To address these issues, the Company makes an additional “true-up” contribution to all participant accounts that did not receive the full match amount or a match correction to all participants who received an amount over the allowable maximum match.

“True-up” contributions are included in Employer contributions receivable and were $393,405 and $765,970 as of December 31, 2023 and 2022, respectively.

[5]   Payment of benefits:

After participants reach age 59-1/2, they may withdraw all or a portion of their participant-directed account balance at any time and for any reason. Prior to age 59-1/2, in-service withdrawals from the Plan are only allowed for unusual financial hardships and must be approved by the Company. While employed, a participant who has been approved by the Company for unusual financial hardships, may withdraw all or part of the employee and vested employer contributions, subject to certain restrictions imposed pursuant to the Plan and excise taxes imposed by IRS guidelines. A participant, who is performing service in the military (while on active duty for a period of more than thirty days) may elect an in-service withdrawal of participant deferral amounts provided that the participant does not make elective deferrals to the Plan during the six-month period beginning on the date of such distribution. Termination withdrawals are a result of disability, termination of employment, retirement or death. Once a participant’s employment ends and the participant reaches age 72, the participant must make the required minimum distributions as imposed by IRS guidelines. If a participant remains employed by the Company after reaching age 72, the participant may delay the distribution of their account until retirement.

Distributions are paid directly to an eligible retirement plan specified by the participant (or designated beneficiary) in a direct rollover or to an Individual Retirement Account. Distributions can also be paid in cash, if so elected. In addition, terminated employees with account balances in excess of $1,000 may elect to leave their account balance in the Plan and share in future investment results only.

Under the Setting Every Community Up for Retirement Enhancement Act of 2019 (the “SECURE Act”), Plan participants may take a distribution of up to $5,000 as a penalty-free early withdrawal from their retirement plan to help cover expenses related to the adoption or birth of a child. The distribution may be repaid at a later date if the participant so chooses.

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2023 and 2022

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

[6] Notes receivable from participants:

Participants may borrow from their participant-directed account balance, with a minimum loan amount of $500, up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. No more than one loan per participant may be outstanding at any time. All loans shall be evidenced by a promissory note. The loans are secured by the balance in the participant’s account and interest is accrued at the defined prime rate at the beginning of the month that the loan was originated plus one percentage point. Principal plus interest on participant loans is generally repaid in five years in equal installments through payroll deductions each pay period. The maximum term for participant loans used for first-time home purchases is fifteen years. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document.

[7]   Vesting:

Each participant is fully vested in their account at all times including matching and special discretionary contributions.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

[1]   Basis of accounting:

The financial statements and accompanying notes are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

[2]   Use of estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results may differ from these estimates.

[3]   Benefits paid to participants:

Distributions from the Plan are recorded in the period in which they are paid to participants in accordance with the terms of the Plan.

[4]   Investment valuation and income recognition:

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors, custodians, and insurance company. See Note C for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized/unrealized appreciation in fair value of investments includes the Plan’s gains and losses on investments bought, sold and held during the year. Investment income and appreciation/(depreciation) for each participant-directed investment fund is allocated to each participant in the same ratio that the participant’s account balance in that fund bears to the total account balances for all participants in that fund.

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2023 and 2022

NOTE B – SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

[5]   Notes receivable from participants:

Loans issued to participants in the form of promissory notes are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 or 2022.

[6]   Administrative expenses:

Investment-related and recordkeeping expenses are paid from the Plan’s assets. Certain investment-related expenses are recorded as a reduction of net investment income and are not identifiable on the financial statements. Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no cost to the Plan.

NOTE C – FAIR VALUE MEASUREMENTS

Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The established framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 -

Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for the Plan’s instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used as of December 31, 2023 and 2022.

Stable Value Collective Trust Fund

A stable value fund is a form of common collective trust funds, which is composed primarily of fully benefit-responsive investment contracts and is valued at the net asset value (“NAV”) of units of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2023 and 2022

NOTE C – FAIR VALUE MEASUREMENTS (CONTINUED)

Other Common Collective Trust Funds

Common collective trust funds are comprised of shares or units in commingled funds that are not publicly traded. The underlying assets in these funds are primarily publicly traded equity securities, fixed income securities, and commodity-related securities and are valued at their NAV, as a practical expedient, that is calculated by the investment manager or sponsor of the fund and have varying liquidity, redemption period notices and other restrictions. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount different than the reported NAV.

Mutual Funds

The investments in mutual funds are valued utilizing a market approach wherein the Plan uses the quoted prices in the active market for identical assets. All of these investments are traded in active markets at their NAV per share and are primarily categorized as Level 1.

Berkshire Hathaway Stock Fund

The Plan allows investment in the common stock of the Company’s Parent. Berkshire Hathaway common stock trades on an active market. This investment option (referred to as the Berkshire Hathaway Stock Fund) also includes a cash component, thus resulting in a level 2 valuation.

A summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2023 and 2022, set forth by level within the fair value hierarchy (if applicable), is as follows:

	Investments, at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total

Mutual Funds	$186,788,820	$-	$-	$186,788,820

Berkshire Hathaway Stock Fund (see Note F)	-	34,057,523	-	34,057,523

Investments measured within fair value hierarchy	186,788,820	34,057,523	-	220,846,343

Common Collective Trust Funds (A)	-	-	-	127,934,970

Investments at fair value	$186,788,820	$34,057,523	$-	$348,781,313

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2023 and 2022

NOTE C – FAIR VALUE MEASUREMENTS (CONTINUED)

	Investments, at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total

Mutual Funds	$148,744,822	$-	$-	$148,744,822

Berkshire Hathaway Stock Fund (see Note F)	-	30,808,626	-	30,808,626

Investments measured within fair value hierarchy	148,744,822	30,808,626	-	179,553,448

Common Collective Trust Funds (A)	-	-	-	111,495,982

Investments at fair value	$148,744,822	$30,808,626	$-	$291,049,430

(A)

Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value of investments in the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2023 and 2022, respectively.

	December 31, 2023
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Plan Level Redemption Notice Period

Schwab Indexed Retirement Funds	$98,981,488	n/a	Daily	30 days

Morley Stable Value Fund	28,953,482	n/a	Daily	12 months

	December 31, 2022
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Plan Level Redemption Notice Period

Schwab Indexed Retirement Funds	$80,390,412	n/a	Daily	30 days

Morley Stable Value Fund	31,105,570	n/a	Daily	12 months

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2023 and 2022

NOTE D - TERMINATION OF THE PLAN

The Company expects and intends to continue the Plan indefinitely but reserves the right to amend or terminate the Plan at any future date subject to the provisions of ERISA. However, no such amendment or termination shall affect the account balance of any participant as of the date such amendment or termination takes effect.

NOTE E - TAX STATUS

The IRS has determined and informed the Company by letter dated August 23, 2017 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the tax determination letter. The Company believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been provided in the Plan’s financial statements and the Company believes the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require the Company and Plan to evaluate tax positions taken by the Plan and recognize a related tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan is subject to routine examinations by taxing jurisdictions; however, there are currently no examinations for any tax periods in progress.

NOTE F – RELATED PARTY AND PARTIES-IN-INTEREST TRANSACTIONS

For the year ended December 31, 2023, there were transactions involving the investment of Plan assets in investments funds maintained by Schwab, which qualify as party-in-interest transactions. As of December 31, 2023, the total fair value of these investments was $98,981,488. Recordkeeping services and investment related expenses for the year ended December 31, 2023 were $69,327.

The Plan has investments in its Parent’s common stock, which is accumulated in an investment account labeled the Berkshire Hathaway Stock Fund, which qualifies as a party-in-interest transaction also has a cash component for liquidity purposes. At December 31, 2023 the Berkshire Hathaway Stock Fund held 90,370 shares of Berkshire Hathaway Class B Common Stock. The net realized/unrealized appreciation in fair value of Parent common stock held by the Berkshire Hathaway Stock Fund was $4,595,880 for the year ended December 31, 2023.

As of December 31, 2023 and 2022, the outstanding notes receivable from Plan participants were $4,970,567 and $4,444,405, respectively. Participants are a party-in-interest to the Plan and these loans were exempt party-in-interest transactions pursuant to Section 408(b)(1) of ERISA.

NOTE G – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2023

Federal Id#: 13-5256230, Plan #: 003

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
* Schwab Indexed RET 2015	Common Collective Trust Fund	$662,936
Vanguard Total INTL BD IDX ADM	Mutual Fund	977,365
DFA Global Real Estate SEC	Mutual Fund	2,410,897
* Schwab Indexed RET 2010	Common Collective Trust Fund	2,593,142
* Schwab Indexed RET 2055	Common Collective Trust Fund	2,768,512
PIMCO High Yield Fund	Mutual Fund	2,837,650
* Schwab Indexed RET 2045	Common Collective Trust Fund	3,641,250
* Schwab Indexed RET 2025	Common Collective Trust Fund	3,865,555
Gabelli US Treasury	Cash Equivalents	4,656,212
Fidelity Inflation-P ROT BD IND	Mutual Fund	5,805,309
* Schwab Indexed RET 2060	Common Collective Trust Fund	5,836,063
* Schwab Indexed RET 2035	Common Collective Trust Fund	6,595,284
Hood River Small Cap Growth RET	Mutual Fund	6,761,486
Victory Small CO Opportunity I	Mutual Fund	7,616,151
* Schwab Indexed RET 2020	Common Collective Trust Fund	8,005,729
Baillie Gifford International Alpha K	Mutual Fund	9,038,911
Fidelity US Bond Index	Mutual Fund	10,478,524
Fidelity International Inv	Mutual Fund	13,606,051
Washington Mutual Fund R6	Mutual Fund	14,297,703
* Schwab Indexed RET 2050	Common Collective Trust Fund	14,668,652
Metropolitan West TIL RTN BD I	Mutual Fund	14,798,165
Fidelity Extended Market Index	Mutual Fund	23,247,330
* Schwab Indexed RET 2040	Common Collective Trust Fund	23,365,137
Mainstay Large Cap Growth R1	Mutual Fund	25,477,440
* Schwab Indexed RET 2030	Common Collective Trust Fund	26,979,228
Morley Stable Value FD Net 20	Common Collective Trust Fund	28,953,482
* Berkshire Hathaway Stock Fund	Unitized Stock Fund {A}	34,057,523
Fidelity 500 Index	Mutual Fund	44,779,626

		348,781,313

* Notes receivable from participants	interest rates ranging from 4.25% - 9.5%	4,970,567

* Indicates a party-in-interest		$353,751,880

{A}	The Plan allows investment in the Class B common stock of the Company’s Parent, Berkshire Hathaway Inc., which also includes a cash component.